CV



Sanjeev Lowe has 38 years of industry experience with a focus on energy. He has led operations and advised major transnational and national oil and gas companies. He has focused experience in energy regulation policies and designing and running field operations of energy projects from the ground up. He did a Master of Business Administration from the Faculty of Management Studies, University of Delhi in 1981 after a Bachelors of Commerce degree from the University of Delhi. He is experienced in public policy, gas regulation, hydrocarbon upstream contract management and appraisal and funding of development start-ups.

June 2015 onwards: Energy consulting

Jan 2012 – May 2015: Essar Oil (Exploration and Production division) – Vice President and Asset Manager of Essar Oil's oilfields in Mehsana, Gujarat, India

Jan 2012 – Dec 2013, Essar Oil (Exploration and Production division) – Vice President heading Corporate Affairs, Land Access & Logistics for Essar Oil's full field development of a major Coal Bed Methane license in Durgapur, West Bengal, India

Dec 2009 – Dec 2011: Oil & Gas consultancy, including an assignment with BP Oman to advise contractor work standards to be put in place for the company's planned full field development of their Khazzan gas asset in Oman

Apr 2005 – Nov 2009: BP India Vice President – Communication & External Affairs, BP India Corporate Office; later appointed as Vice President – Operations, heading in-country operations of BP's sole operatorship of a Coal Bed Methane license in West Bengal, India

Aug 2002 – Mar 2005: Head, Strategy Shell Hazira Gas Private Ltd – Developed Shell's country risk management and regulatory positions in India for its first large mid-stream LNG project in India. Led Shell 's interface with government on downstream gas policy, and Shell's interface with regulators

Oct 1999 – Jul 2002: Head - Corporate Business Learning, Delhi, India Schoolnet India, an e-commerce start-up with a role focused on corporate training

Apr 1994 – Oct 1999: Coordinator, German Development Cooperation, Delhi – ran a grant fund in Delhi, India to kick-start 28 pioneering small development projects

Jan 1988 – Mar 1994: Consultant – Institutional Development Finance, including, The World Bank, JICA (earlier, OECF - Overseas Economic Cooperation Fund of Japan); SIDA - Swedish International Development Agency during which several consulting assignments and papers were written.

Papers written (for):

– The World Bank:	*"Study on the Effect of Regulatory Policies on Investment Behaviour and Employment Practices in Private, Small & Medium engineering industry"*
– The World Bank:	*"Financial Analysis of Indian Financial Institutions (ICICI, IFCI & IDBI)"*
– The World Bank:	*"Micro-economic Study of the Impact of an Exit Policy on the Profitability of the Indian Cement Industry" – Sector Study to support the WB's second line of sectoral credit*
– Overseas Economic Cooperation Fund of Japan (now JICA):	*"Public & Infrastructure Investment Decision processes of the Government of India."*
– Swedish International Development Agency (SIDA):	*"Public Financial Transfers of the Central and State Governments and their Effect on Infrastructure Projects" submitted through HIFAB, Sweden & The Policy Group*
– Swedish International Development Agency (SIDA):	*Seminar on Public Finance held for SIDA, NORAD & DANIDA*
– Swedish International Development Agency (SIDA):	*Policy paper on anticipated – "Structural Adjustments in the Wake of the 1991-92 Fiscal Crisis"*

Aug 1984 – Dec 1987: Resident Manager, Power Control & Appliances, India

Jan 1984 – Jun 1984: Manager, Thomson Press India

Jul 1981 – Dec 1983: Corporate Planner, Siemens India
